Exhibit (a)(23)


        ROYAL PHILIPS ELECTRONICS CLOSES TENDER OFFER FOR VLSI TECHNOLOGY

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     SUNNYVALE, CA, JUNE 2, 1999 - Royal Philips Electronics (NYSE: PHG) today announced the expiration of its $21.00 per share cash tender offer for all of the outstanding shares of VLSI Technology, Inc. (Nasdaq: VLSI). The offer expired at 12:00 midnight, New York City time, on Tuesday, June 1, 1999. All shares validly tendered and not properly withdrawn prior to the expiration have been accepted for payment and will be paid promptly. The tender offer was made through Philips' indirect wholly owned subsidiary, KPE Acquisition Inc.

     In excess of 42.1 million shares were tendered in the offer prior to its expiration, which when combined with the VLSI shares already owned by Philips constitutes approximately 91.5% of VLSI's outstanding shares. The shares tendered include approximately 2.1 million shares (less than 4.5% of the outstanding) tendered pursuant to Notices of Guaranteed Delivery. Philips will acquire the remaining shares of VLSI pursuant to a merger of KPE Acquisition Inc. with and into VLSI, and VLSI will thereby become an indirect wholly owned subsidiary of Philips.

     Arthur van der Poel, Chairman of Philips Semiconductors, said: "We are delighted to bring our tender offer to this successful conclusion and to warmly welcome the VLSI employees to Philips Semiconductors. Adding VLSI's digital expertise to Philips Semiconductors, particularly their ASIC design capabilities, will benefit the customers of both companies, strengthen our position in the U.S. and create numerous growth opportunities. VLSI has the technology, know-how and people in place to help further the strategy of Philips Semiconductors."

     VLSI and Philips Semiconductors have complementary operations with almost no product overlap. VLSI has digital expertise and capabilities in wireless communications, computer networking and ASICs (application-specific integrated circuits). Philips Semiconductors has expertise in wireless, multimedia, automotive and consumer electronics.

     VLSI Technology, Inc. designs and manufactures custom and semi-custom integrated circuits for leading firms in the wireless communications, networking, consumer digital entertainment and advanced computing markets. VLSI is based in San Jose, Calif. with 1998 revenues from



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continuing operations of $547.8 million, and approximately 2,200 employees worldwide. Information related to VLSI Technology is available at VLSI's homepage, www.vlsi.com.

     Philips Semiconductors, a subsidiary of Philips Electronics North America Corporation and an affiliate of Royal Philips Electronics, headquartered in Eindhoven, The Netherlands, is the eighth largest semiconductor supplier in the world (according to Dataquest's 1998 ranking by sales). Philips Semiconductors' innovations in digital audio, video, and mobile technology position the company as a leader in the consumer, multimedia and wireless communications markets. Sales offices are located in all major markets around the world and are supported by systems labs. Additional information on Philips Semiconductors can be found at www.semiconductors.philips.com.


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Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.


CONTACTS:

Royal Philips Electronics                            George Sard/David Reno
Jeremy Cohen                                         Sard Verbinnen & Co
31-20-597-7213                                       212/687-8080

Jodi Guilbault
Philips Semiconductors
408/991-2332
Jodi.Guilbault@sv.sc.philips.com
www.semiconductors.philips.com